

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2021

Nikesh Arora
Chief Executive Officer
Palo Alto Networks, Inc.
3000 Tannery Way
Santa Clara, CA 95054

**Re: Palo Alto Networks, Inc.
Form 10-K for Fiscal Year Ended July 31, 2021
Response dated October 6, 2021
File No. 001-35594**

Dear Mr. Arora:

We have reviewed your October 6, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2021 letter.

Response dated October 6, 2021

General

1. We note your response to prior comment 2. Tell us how you considered providing disclosure regarding the difficulties involved in assessing the timing and effect of pending climate-related laws or regulations.

2. Your response to prior comment 3 references transition risks in your supply chain for your firewall hardware products, software-based cybersecurity products and consumer product offering. Please describe the relevant transition risks in your supply chain for each of these product types and explain how you analyzed the materiality of these risks. Also, please describe the events you reference in your response "that could be labeled as risks related to climate change" and any other transition risks related to climate change for which you performed a materiality assessment.

Nikesh Arora
Palo Alto Networks, Inc.
October 27, 2021
Page 2

3.   Your response to prior comment 4 states that you did not incur material capital
        expenditures or compliance costs during fiscal 2020 or fiscal 2021. In order to better
        understand your response, please tell us about your capital expenditures and compliance
        costs related to environmental initiatives (including quantification of amounts
        incurred) and explain how you assessed the materiality of these expenditures and costs. In
        addition, please tell us more about how you considered providing disclosure quantifying
        the estimated costs of achieving your carbon neutral goal and explain how you analyzed
        the materiality of these costs.

4.   Your response to prior comment 5, which states that you do not currently believe that you
        are subject to material indirect consequences of climate-related regulations or business
        trends, appears to be conclusory in nature and does not provide an analysis of the factors
        listed in our comment. Please describe the indirect consequences you considered in your
        analysis and explain how you concluded they were not material.

5.   Your response to prior comment 6 states that you have not experienced any material
        physical effects of climate changes on your operations or results. Please explain whether
        you have experienced physical effects of climate change on your operations or results and,
        if so, how you concluded that such effects have been, and are expected to continue to be,
        immaterial to your operations and results. As noted in our prior comment, quantify
        weather-related damages to your property or operations and discuss any weather-related
        impacts on the cost or availability of insurance.

        Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Mitchell Austin,
Staff Attorney, at (202) 551-3574 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Jose F. Macias